[Skadden, Arps, Slate, Meagher & Flom LLP Letterhead]

July 20, 2009

BY HAND AND EDGAR

Ms. Sonia G. Barros

Ms. Stacie D. Gorman

Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3010

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:                            Western Asset Mortgage Capital Corporation

Registration Statement on Form S-11 (File No. 333-159962)

Dear Ms. Barros and Ms. Gorman:

On behalf of Western Asset Mortgage Capital Corporation, a Delaware corporation (the “Company”), enclosed is a copy of Amendment No. 1 to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the Registration Statement on Form S-11 filed with the Commission on June 12, 2009.

The changes reflected in the Registration Statement include those made in response to the comments (the “Comments”) of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of July 9, 2009 (the “Comment Letter”). The Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Comments and each of the Company’s responses thereto. All references to page numbers and captions correspond to the page numbers in the preliminary prospectus included in the Registration Statement.

General Comments

1.                                       We note that you intend to elect to be taxed as a REIT and that you have not yet identified any specific mortgage-related assets to acquire with the net proceeds of this offering. As a result, your offering appears to constitute a “blind-pool” offering. Accordingly, as applicable, please provide the disclosure required by Industry Guide 5 or tell us why such disclosure should not be provided in this document. Please refer to Release No. 33-6900 (June 17, 1991).

We note that Guide 5 applies to registration statements for offerings of interests in real estate limited partnerships. Pursuant to Item 8 of Guide 5, a registration statement for such an offering is required to include certain performance data for the past three and in some cases five years with respect to other programs with similar investment objectives that have been sponsored by the general partner (including its affiliates) of the partnership, the promoters of the partnership, and all persons that, directly or indirectly, through one or more intermediaries, control or are controlled by, or are under common control with, such general partner or promoters (collectively, the “Sponsors”). We also note that the Commission has extended the application of Item 8 of Guide 5 to a registration statement for an equity offering by a real estate investment trust (a “REIT”) that does not have prior operating results if the registration statement does not specify the use of at least 75% of the expected proceeds of the offering. During the five-year period for which Item 8 requires disclosure of a Sponsor’s performance of prior programs, the Company’s external manager, Western Asset Management Company (the “Western Asset”), has managed one commingled investment vehicle that has an investment strategy that is somewhat similar to the Company’s investment strategy (the “MBS Fund”).  We note that Western Asset manages broad market portfolios with allocations to our target assets, but our target assets are not the focus of these portfolios and the Company does not believe that it has similar investment strategies to these broad market portfolios.

For the reference of the Staff, we have included below the disclosure required by Item 8 of Guide 5 applicable to the MBS Fund (we refer to the performance history of the MBS Fund as the MBS Opportunistic Track Record) that would be included in the Registration Statement if the Company were required to include such disclosure.  However, for the reasons stated below, the Company respectfully submits that such disclosure may be misleading to investors and should be excluded from the Registration Statement.

MBS Opportunistic Track Record Disclosure:

Historical Performance of Our Manager’s Investments in Mortgage Backed Securities

Our Manager has been an active investor in non-Agency RMBS, CMBS and ABS since the inception of those markets through several housing and credit cycles and has utilized Agency RMBS as a vital component within its investment strategy since its inception in 1971.  As of June 30, 2009, our Manager had a total of $66.1 billion in assets under management in the asset classes corresponding to our target assets, of which $18.5 billion was invested in non-Agency RMBS, $3.5 billion in CMBS, $1.9 billion in ABS and $42.2 billion in Agency RMBS.

Our Manager manages these assets using a range of specific strategies and investment vehicles, including collateralized debt obligations, or CDOs, mutual and private funds and separately managed accounts. Our Manager’s MBS Opportunistic Track Record is derived from the performance of one commingled investment vehicle, or the MBS Fund, that follows an investment strategy with similar overall investment objectives to our investment strategy; however, there are differences between our investment strategy, guidelines and policies and those of the MBS Fund.  The MBS Fund invests primarily in RMBS with an emphasis on Agency RMBS, whereas we intend to focus primarily on non-Agency RMBS.  Furthermore, as explained in more detail below, the MBS Fund does not utilize leverage, whereas we intend to utilize leverage for our investments.  At June 30, 2009, the MBS Fund had approximately $3.4 billion in assets.  The portfolio that makes up the MBS Fundis managed by our Manager’s structured products team, the same individuals who we expect to be responsible for our day-to-day management.

The table below identifies the target assets of the MBS Fund compared to our target assets:

Asset Class	MBS Fund	Western Asset Mortgage Capital Corporation
Agency RMBS	X	X
Non-Agency RMBS	X	X
CMBS	X	X
ABS	X	X
Debt issued by the U.S. Treasury or a U.S. Government agency	X
U.S. Corporate Obligations	X

The information in the chart and tables below detail the return profile of the MBS Fund since inception (December 1, 2004) through June 30, 2009. The MBS Fund produced positive gross returns for each of the past four calendar years and annualized returns of 0.68%, 2.92% and 2.71% respectively on a one year basis, three year basis, and since December 1, 2004 (as of June 30, 2009).

Quarterly Returns (Gross)

MBS Opportunistic Track Record(1)

(1)                                     Returns for the quarter ended December 31, 2004 would not reflect a full quarter of data and are therefore excluded from the graph. Gross returns for the month ended December 31, 2004 equaled 0.78%

Trailing Period Returns

Through 6/30/2009	Q209	YTD	1 Year	3 Year	Since Inception (12/1/2004)
MBS Opportunistic Track Record (gross)	4.60%	6.04%	0.68%	2.92%	2.71%
MBS Opportunistic Track Record (net)	4.52%	5.88%	0.38%	2.61%	2.40%

Calendar Yearly Returns	2008	2007	2006	2005
MBS Opportunistic Track Record (gross)	-6.81%	4.41%	5.61%	2.93%
MBS Opportunistic Track Record (net)	-7.09%	4.10%	5.30%	2.62%

The gross performance results are presented before investment advisory fees. The net performance results are calculated by subtracting the highest tier of the published fee schedule for the MBS Fund from the gross quarterly returns.

Although the investment objectives and strategy of the MBS Fund are similar to our investment objectives and strategy, there are significant differences in the use of  leverage.  While we anticipate using significant financing for our assets as our Manager deems appropriate and consistent with our investment objectives and strategy, the MBS Fund does not borrow, other than on a temporary basis for settlement or other similar purposes, or otherwise employ formal leverage. Through its use of mortgage forward contracts, or TBAs, and certain other derivative contracts, the MBS Fund may be viewed as using a form of economic leverage, but these effects are offset in part or in whole by requirements to set aside cash and cash equivalent holdings in the investment vehicle.

We expect under current market conditions to deploy approximately two to six times leverage on our non-Agency RMBS and approximately five times leverage on our CMBS through U.S. Government programs, such as the TALF and the PPIP, and up to six to eight times leverage on our Agency RMBS assets using private funding sources. The amount of leverage that we will deploy for particular investments in our target assets will depend upon our Manager’s assessment of a variety of factors, which may include: the anticipated liquidity and price volatility of the assets in our investment portfolio; the potential for losses and extension risk in our investment portfolio; the gap between the duration of our assets and liabilities, including any hedges; the availability and cost of financing the assets; our Manager’s opinion of the creditworthiness of our financing counterparties; the health of the U.S. economy and the residential and commercial mortgage-related markets; our Manager’s outlook for the level, slope, and volatility of interest rates; the collateral underlying our non-Agency RMBS, CMBS, ABS and Agency RMBS; and our Manager’s outlook for asset spreads relative to the London Interbank Offered Rate, or LIBOR, curve. For additional information regarding our financing strategy, see “Business—Our Financing Strategy.”

We note that the MBS Fund, and consequently the sample disclosure included above, has two very significant differences from the Company’s intended investment strategy.

First, the focus of the MBS Fund is on Agency RMBS, and Agency RMBS makes up, on a net basis, approximately 82.9% of the MBS Fund as of June 30, 2009.  By contrast, the Company expects to focus primarily on non-Agency RMBS.  As disclosed in the Registration Statement, the Company expects non-Agency RMBS to make up, depending on market conditions, approximately 50-80% of its target assets and Agency RMBS to make up only approximately 5-15% of its target assets.  In addition, the Company expects its target assets to consist of up to 35% of CMBS and ABS.  While the MBS Fund permits the use of CMBS and ABS, historically these assets have not made up a significant portion of the MBS Fund.

Second, the MBS Fund does not borrow or otherwise  use leverage in the traditional sense.  Although the MBS Fund contains certain futures and forward contracts, which may be viewed as providing modest amounts of “economic leverage,” these contracts are covered by cash or cash equivalents.  The MBS Fund does not contain borrowed funds, other than on a temporary basis, and does not issue debt to finance its investment activities.  As disclosed in the Registration Statement, the Company expects to deploy leverage through private or U.S. Government sources on its non-Agency RMBS, CMBS and Agency RMBS assets.  The amounts of expected leverage, ranging from two to six times of the Company’s non-Agency RMBS to six to eight times of its Agency RMBS, is in sharp contrast to the MBS Fund.

While the MBS Fund has certain similarities to  the Company’s intended investment strategy, the differences in the focus of the MBS Portfolio versus the Company’s investment strategy and the use of leverage make it an inappropriate comparison and may lead to investor confusion regarding Western Asset’s historical performance.

2.                                       We note that you and your subsidiaries intend to operate your business in a manner that will permit you and your subsidiaries to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of this exemption and how your and your subsidiaries’ investment strategy will support this exemption. Further, please note that we will refer your response to the Division of Investment Management for further review.

The Company intends to conduct its operations so that it is not required to register as an investment company under the Investment Company Act of 1940 (the “1940 Act”).  Section 3(a)(1)(A) of the 1940 Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities.  Section 3(a)(1)(C) of the 1940 Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis (the “40% test”).  Excluded from the term “investment securities,” among other things, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.

The Company will organize subsidiaries that will qualify for the exemption provided by Section 3(c)(5)(C) of the 1940 Act (the “Real Estate Subs”).  The Real Estate Subs intend to operate in a manner so that:

A.           At least 55% of their assets will consist of qualifying real estate assets which will include:

•                  agency and non-agency whole pool certificates;

•                  residential mortgage whole loans; and

•                  commercial mortgage whole loans; and

B.             At least 80% of its assets will consist of qualifying real estate assets and real estate-related assets.  The real estate-related assets primarily will include:

•                  fixed and floating rate commercial mortgage-backed securities (“CMBS”) that do not qualify to be treated as qualifying real estate assets; and

•                  agency and non-agency partial pool certificates.

Real estate-related assets also could include securities issued by a public-private investment fund (a “PPIF”)(1) organized pursuant to the U.S. Government’s Public-Private Investment Program

(1)          The PPIF will rely on Section 3(c)(7) for its exemption from the 1940 Act.

(“PPIP”) to finance a portion of the Real Estate Subs’ non-agency RMBS and CMBS portfolio.  Under the PPIP, the Company, the U.S. Treasury and third party investors will contribute equity to the PPIF and the U.S. Treasury will extend credit to the PPIF.  The PPIF will be managed by Western Asset or one of its affiliates.  We believe that the value of the Real Estate Subs’ investment in the PPIF should be included as a real estate-related asset for purposes of the Real Estate Subs’ Section 3(c)(5)(C) analysis, because we believe that securities issued by a special purpose entity that may only own real estate related assets and is organized under the auspices of Congressional legislation and government sponsored programs intended to revitalize the market for real estate related securities essential to finance the real estate industry clearly are themselves related to real estate and should satisfy the easier standard of “real estate related asset” (although not the more difficult standard of “qualifying real estate asset”) for purposes of Section 3(c)(5)(C).  The disclosure with respect to the Company’s interest in a PPIF will note that the Commission has not provided any guidance on the treatment of interests in PPIFs and any such guidance may require the Company to change its strategy.

The Company may organize subsidiaries to finance the purchase of non-Agency RMBS and CMBS under the Term Asset-Backed Securities Lending Facility (“TALF”) (the “TALF Subs”).  The Company expects that these TALF Subs will rely on Section 3(c)(7) for their 1940 Act exemption and, therefore, the Company’s interest in each of these TALF Subs would constitute an “investment security” for purposes of determining whether the Company passes the 40% test.  The Company may in the future organize one or more TALF Subs that seek to rely on the 1940 Act exemption provided to certain structure financing vehicles by Rule 3a-7.  In no event will the Company’s interests in TALF Subs that rely on Rule 3a-7 represent more than 20% of the value of the Company’s total assets on an unconsolidated basis.

The Company may also organize majority-owned subsidiaries that rely on Rule 3a-7 that do not participate in TALF.  In no event will the Company’s interest in these traditional Rule 3a-7 subsidiaries, plus any interests in any TALF Subs that rely on Rule 3a-7, exceed 40% of the value of its total assets on an unconsolidated basis.

The Company will be structured so that, after the completion of its initial investment period (which is anticipated to be approximately six months to nine months, but in no event will be longer than 12 months), the combined value of its investments in the Real Estate Subs, the TALF Subs and any other wholly-owned or majority-owned subsidiary that will not rely on Section 3(c)(1) or 3(c)(7) for its 1940 Act exemption will at all times exceed 60% of its total assets (excluding cash and U.S. Government securities) on an unconsolidated basis.  As a result, the Company expects that at all times after the initial investment period the value of the “investment securities” held by the Company, including investments in any subsidiaries relying on Section 3(c)(1) or 3(c)(7), will be less than 40% of the value of its total assets (excluding cash and U.S. Government securities) on an unconsolidated basis.  The Company, therefore, will be excluded from the definition of an investment company under Section 3(a)(1)(C) of the 1940 Act.  The Company intends to monitor its holdings to ensure continuing and ongoing compliance with this test.

In addition, we believe the Company will not be considered an investment company under Section 3(a)(1)(A) of the 1940 Act because it will not engage primarily or hold itself out as being engaged primarily in the business of investing, reinvesting or trading in securities.  Rather, the Company will be a holding company primarily engaged in non-investment company businesses through the Real Estate Subs and the TALF Subs.

This firm intends to deliver a legal opinion to the underwriters at the closing of the Company’s offering confirming the Company is not required to register as an investment company under the 1940 Act.

3.                                       Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

The Company does not intend to use any pictures, graphics or artwork other than the logo that will appear on the front cover of the prospectus prior to the effectiveness of the Registration Statement.

4.                                       We note your use of acronyms in the forepart of the prospectus. Please avoid the use of acronyms See Rule 421(b) of Regulation C.

In response to the Staff comment, the prospectus cover page and pages 6 and 7 of the prospectus have been revised to remove acronyms.

5.                                       We note that your Manager has agreed to purchase shares in you in a concurrent private placement. Please provide us with a detailed analysis regarding why the concurrent private placement should not be integrated into your current public offering. Please see Securities Act Release No. 8828 (Aug. 10, 2007).

The Company believes that, in accordance with the interpretive guidance provided by the Commission in Revisions of Limited Offering Exemptions in Regulation D, Release No. 33-8828 (Aug. 3, 2007) (the “Release”), the concurrent private placement to Western Asset, as described in the Prospectus, should not be integrated with the public offering that is the subject of the Registration Statement. In the Release, the Commission confirmed its position that the filing of a registration statement does not, in itself, eliminate a company’s ability to engage in a concurrent private offering, whether it is commenced before or after the filing of the registration statement. The Release further provides that:

the determination as to whether the filing of the registration statement should be considered to be a general solicitation or general advertising that would affect the availability of a Section 4(2) exemption . . . should be based on a consideration of whether the investors in the private placement were solicited by the registration statement or through some other means that would otherwise not foreclose the availability of the Section 4(2) exemption. This analysis should not focus exclusively on the nature of the investors, such as whether they are “qualified institutional buyers” . . . or institutional accredited investors, or the number of such investors participating in the offering; instead, companies and their counsel should analyze whether the offering is exempt under Section 4(2) on its own, including whether securities were offered and sold to the private placement investors through the means of a general solicitation in the form of the registration statement. . . .. [I]f the prospective private placement investor became interested in the concurrent private placement through some means other than the registration statement that did not involve a general solicitation and otherwise was consistent with Section 4(2), such as through a substantive, pre-existing relationship with the company . . . , then the prior filing of the registration statement generally would not impact the potential availability of the Section 4(2) exemption .. . . and the private placement could be conducted while the registration statement for the public offering was on file with the Commission.

The interpretive guidance of the Release was recently confirmed by the Staff in the Commission’s Compliance and Disclosure Interpretations—Securities Act Sections (last updated April 24, 2009), Question 139.25 (“CDI”). In the CDI, the Staff indicated that in the specific situation of concurrent public and private offerings, only the guidance set forth in the Release applies.

The Company believes that Section 4(2) of the Securities Act is clearly available in the current circumstances. The common stock to be sold in the concurrent private placement will not be offered or sold through means of a general solicitation, whether in the form of the Registration Statement or otherwise. The Company has a substantive, pre-existing relationship with Western Asset, who is also the Company’s manager.

It is through the Company’s substantive, pre-existing relationship with Western Asset as its manager and not the Registration Statement that such investor became interested in participating in the concurrent private placement. As a result of the foregoing, based upon the interpretive guidance provided in the Release, the concurrent private placement is exempt from Section 4(2) of the Securities Act and should not be integrated with the public offering that is the subject of the Registration Statement.

6.                                       Please update your disclosure to discuss the current status of your application to serve as one of the PPIP Legacy Securities Program investment managers.

In response to the Staff’s comment, the disclosure has been updated throughout the prospectus to discuss the selection of Western Asset, in a joint venture with The RLJ Companies, as one of the PPIP Legacy Securities Program investment managers.

Prospectus Cover Page

7.                                       Please ensure that your cover page does not exceed one page in length as required by Item 501(b) of Regulation S-K. The cover page should be limited to information required by Item 501 and other information that is key to an investment decision. Some of the details of the offering may be more appropriate for the prospectus summary or the body of the prospectus.

We confirm to the Staff that the cover page of the prospectus does not exceed one page in length. The prospectus cover page has been revised in response to the Staff’s comment to limit the disclosure to information required by Item 501 and other information that is key to an investment decision.

8.                                       Please add a summary risk factor to disclose that you may pay distributions from offering proceeds, borrowings, or the sale of assets to the extent distributions exceed earnings or cash flows from operations. Also, please add this disclosure to page 10.

A risk factor has been added in response to the Staff’s comment on the prospectus cover page and on page 10.

Summary, page 1

9.                                       Please limit the disclosure in the summary to include concise descriptions of the more detailed disclosure found elsewhere in the prospectus, rather than repeating information in its entirety.

We note, for example only, disclosure regarding your investment guidelines, risk management, and recent regulatory developments.

The disclosure on pages 3, 8, 9, 10 and 11 has been revised in response to the Staff’s comment.

Our Manager, page 2

10.                                 Throughout your registration statement you utilize industry jargon. For example only, please provide a better explanation for macro level insights, top-down strategy, bottom-up approach, econometric data and the Markit indices. If you must include technical terms in the body of your prospectus that are understood only by industry experts, you must make every effort to concisely explain these terms where you first use them. In addition, please do not use technical terms or industry jargon in your explanations.

In response to the Staff’s comment, the disclosure on pages 3, 10, 74, 77 and 78 of the Registration Statement has been revised to eliminate or explain industry jargon.

11.                                 Please update the figures in this section and throughout the registration statement to reflect results as of the most recent fiscal quarter.

In response to the Staff’s comment, the Registration Statement has been revised to reflect results as of the most recent fiscal quarter.

Our Target Assets, page 3

12.                                 Based on your current expectations and estimates, please revise your disclosure to assign percentages to each asset class to clarify the potential makeup of your investment portfolio. Please provide similar disclosure in your use of proceeds section.

The disclosure on pages 5 and 59 has been revised in response to the Staff’s comment.

13.                                 We note that you intend to invest in commercial mortgage-backed securities that “were rated in the highest rating category.” Please revise to clarify if there is a current minimum rating you will limit your investments to in the noted asset class.

The disclosure on pages 4 and 79 has been revised in response to the Staff’s comment.

14.                                 As it is indicated pages 4 and 77, we note that non-Agency and Agency RMBS that you acquire could be secured by fixed-rate mortgages, adjustable rate mortgages, or hybrid ARMS. Please also disclose whether such securities may be secured by sub-prime, Alt-A, and/or prime loans.

The disclosure on pages 4 and 78 has been revised in response to the Staff’s comment.

Our Financing Strategy, page 7

15.                                 Please include a statement, if true, that there are no limits on the amount of leverage that you may use.

In response to the Staff’s comment, the Company has included a statement on pages 9 and 87 that there are no limits on the amount of leverage that the Company may use.

Management Agreement, page 12

16.                                 Please revise your disclosure to explain how you will calculate the “retained earnings” underlying the base management fee.

The disclosure on pages 14 and 121 has been revised in response to the Staff’s comment.

17.                                 We note your disclosure on page 14 that you will reimburse your Manager for certain salary expenses. Please specifically state whether you will reimburse your Manager for the salaries and benefits to be paid to your named executive officers. If so, please tell us what consideration you have given to providing the disclosure required by Item 402 regarding compensation of your named executive officers. Refer to Item 402(a)(2), which requires disclosure of compensation paid “by any person for all services rendered in all capacities to the registrant.”

The disclosure on pages 15, 109 and 124 has been revised in response to the Staff’s comment.  The Company’s named executive officers will all be employed by Western Asset and, other than the Company’s chief financial officer, will not devote all of their time to the Company. We expect to reimburse  Western Asset for our chief financial officer’s salary (based on the percentage of his or her time spent managing our affairs, which will be all of our chief financial officer’s compensation so long as he or she is exclusively dedicated to our affairs).  The Company expects that its chief financial officer, who has not yet been identified, will join the Company upon consummation of the initial public offering and, consequently, the compensation for such officer has not yet been determined and Item 402 disclosure with respect to such officer is not provided in the Registration Statement.

Conflicts of Interest, page 15

18.                                 Please revise this section to disclose the amount of time your Manager expects to allocate to this program.

The disclosure on pages 16 and 113 has been revised in response to the Staff’s comment.

Risk Factors, page 20

19.                                 Please review your risk factors and consolidate those risks that contain duplicative disclosure. Provide just enough detail to highlight the risk and present it in context. Avoid extraneous information and unnecessary background. In addition, get to the risk as quickly as possible.

In response to the Staff’s Comment, the risk factors have been consolidated and have been revised to remove duplicative and extraneous information on pages 22, 23, 24, 25, 30 and 41.

There is no assurance . . . page 38

20.                                 Please update this risk factor to disclose that there were no participants in the first round of CMBS TALF that recently occurred and that there may be a lack of assets that are eligible for the program.

The risk factor disclosure on page 40 has been revised in response to the Staff’s comment.

Distribution Policy, page 60

21.                                 We note your disclosure on pages 52 through 53, which indicates that distributions may be paid in shares of your common stock at the election of your shareholders. Please add disclosure to describe the stock election process.

The disclosure on page 60 has been revised in response to the Staff’s comment.

22.                                 Please revise to disclose the potential impact on distributions resulting from fees and expenses payable to your Manager. Additionally, please revise to discuss the possible sources of distribution payments, including the source of any distribution payments made before you have acquired your target assets.

The disclosure on page 60 has been revised in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 63

Critical Accounting Policies, page 65

Securities Held for Investment, page 66

23.                                 We note that all securities classified as available-for-sale will be reported at fair value, based upon market prices from third-party sources when available. To the extent that such information will not be available, please clarify to how you plan to determine fair value of these securities.

The disclosure on page 66 has been revised in response to the Staff’s comment.

Business, page 75

Our Target Assets, page 77

24.                                 Please disclose your portfolio turnover policy. Please see Item 13(b)(2) of Form S-11.

The Company does not have a formal portfolio turnover policy, nor does it intend to adopt one.  While, as disclosed in the Registration Statement, the Company intends to hold most of its assets to maturity, there are a number of circumstances where a sale of assets may be necessary under then present circumstances.  The Company believes that a portfolio turnover policy would not be consistent with the flexibility needed to implement such sales.  Furthermore, the Company respectfully submits that the Registration Statement provides adequate disclosure regarding the situations in which the Company may execute sales of its assets.  The Company respectfully refers the Staff to the disclosure on page 66.

25.                                 We note that the loans collateralizing your mortgage-backed securities will be comprised of adjustable-rate, hybrid, and fixed rate loans. Please revise to elaborate on how the mix of loans collateralizing your mortgage-backed securities affects your business by discussing the risk and benefits associated with each type. If possible, please provide the breakdown you intend on having based on the various types.

The disclosure on page 79 has been revised in response to the Staff’s comment.  The disclosure provides a breakdown for borrower type rather than the mix of loans as we believe this information will be more useful for investors. The risks associated with each type of borrower are discussed under the risk factor entitled “We may acquire non-Agency RMBS collateralized by subprime mortgage loans, which are subject to increased risks” on page 25 of the prospectus.

Conflicts of Interest, page 110

26.                                 Please describe the “certain procedures” designed to ensure that no single client is intentionally favored over another.

The disclosure on page 114 has been revised in response to the Staff’s comment.

Certain U.S. Federal Income Tax Considerations, page 134

27.                                 You are required to disclose a description of “material” aspects of federal tax consequences, rather than “certain” federal tax consequences. Revise the heading of this section to clarify that the disclosure addresses the “material” tax consequences.

In response to the Staff’s comment, the heading had been revised to clarify that the section addresses material U.S. Federal income tax considerations.

28.                                 Please revise the disclosure prior to effectiveness to reflect that you have received the opinion of Skadden, Arps, Slate, Meagher & Flom LLP rather than stating that you expect to receive the opinion.

The Company’s counsel has not yet issued an opinion regarding the Company’s status as a REIT, but will be issuing an opinion, which will be filed with the Commission prior to the effectiveness of the Registration Statement. We are supplementally delivering to the Staff a draft of this opinion concurrently with the filing of Amendment No. 1.

Financial Statements

Note 2 - Formation of the Company and Initial Public Offering, page F-4

29.                                 As it is indicated on page 12, we note that you plan to enter into a management agreement with Western Asset Management Company (WAM) prior to the completion of the offering. To the extent the terms and conditions of the agreement have been determined, revise your footnotes to disclose the significant terms of the agreement. In addition, quantify the amounts and/or percentages payable to WAM. Finally, disclose the methodology that will be used to identify and measure costs allocated by WAM to be reimbursed by the company such as office, internal and overhead expenses.

The Company is in the process of negotiating the management agreement with Western Asset, but the terms and conditions have not yet been finalized.  When the agreement is completed or the material terms and conditions are finalized, we will update the footnotes to the financial statements to reflect the disclosure of and accounting for key provisions in the management agreement, which will occur prior to the effectiveness of the Registration Statement.

Exhibits

30.                                 Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review.

In response to the Staff’s comment, we advise the Staff that we will file the exhibits in a subsequent filing.  For the Staff’s supplemental review, we have provided a draft of our Exhibit 5 opinion as Annex I hereto and a draft of our Exhibit 8 opinion as Annex II hereto.

31.                                 Please tell us why you are filing the “Form of” various agreements. Explain why you are not able to file final, executed agreements prior to effectiveness of the registration statement.

Those agreement for which the Company is filing a “Form of” will not be executed until the closing of the Company’s initial public offering and therefore final, executed agreements will not be available for filing prior to effectiveness of the Registration Statement.

* * * * *

Please contact the undersigned at (212) 735-3574 or Bethany M. Haynes at (212) 735-3868 should you require further information or have any questions.

Very truly yours,

/s/ David J. Goldschmidt
David J. Goldschmidt, Esq.

cc:                                Charles A. Ruys de Perez

Western Asset Mortgage Capital Corporation

c/o Western Asset Management Company

385 East Colorado Boulevard

Pasadena California 91101

Yolanda Crittendon, Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Jay L. Bernstein, Esq.

Andrew S. Epstein, Esq.

Clifford Chance US LLP

31 West 52 Street

New York, New York 10019

Annex I

Exhibit 5.1

[DRAFT FORM OF OPINION]

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

[    ], 2009

Western Asset Mortgage Capital Corporation

c/o Western Asset Management Company

385 East Colorado Boulevard

Pasadena, California 91101

Re:          Western Asset Mortgage Capital Corporation

Registration Statement on Form S-11 (File No. 333-159962)

Ladies and Gentlemen:

We have acted as special counsel to Western Asset Mortgage Capital Corporation, a Delaware corporation (the “Company”), in connection with the initial public offering (the “Initial Public Offering”) by the Company of [•] shares, and up to an additional [•] shares subject to an over-allotment option (collectively, the “Shares”), of the Company’s common stock, par value $0.01 per share (the “Common Stock”).

This opinion is being furnished in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Securities Act of 1933, as amended (the “Act”).

In connection with this opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, of: (i) the Company’s Registration Statement on Form S-11 (File No. 333-159962) as filed with the Securities and Exchange Commission (the “Commission”) on June 12, 2009 under the Act; (ii) Amendment No. 1 to the Registration Statement as filed with the Commission on July [16], 2009 under the Act; (iii) Amendment No. 2 to the Registration Statement as filed with the Commission on [•], 2009 under the Act (such Registration Statement, as so amended, being hereinafter referred to as the “Registration Statement”); (iv) Amendment No. 3 to the Registration Statement as filed with the Commission on the date hereof; (v) the form of Underwriting Agreement proposed to be entered into by and among the Company, as issuer, and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc. and Citigroup Global Markets Inc., as representatives of the several underwriters named therein, filed as an exhibit to the Registration Statement (the “Underwriting Agreement”); (vi) the form of Amended and Restated Certificate of Incorporation of the Company, to be effective upon consummation of the Initial Public Offering, to be filed with the Secretary of State of the State of Delaware, filed as an exhibit to the Registration Statement (the “Charter”); (vii) the form of Amended and Restated By-Laws of the Company, to be effective upon consummation of the Initial Public Offering, filed as an exhibit to the Registration Statement (the “By-Laws”); (viii) the specimen stock certificate; and (ix) certain resolutions of the Board of Directors of the Company relating to (A) the issuance and sale of the Shares, (B) the Charter and the By-Laws and (C) other related matters. We have also examined originals or copies, certified or otherwise identified to our satisfaction, of such records of the

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Company and such agreements, certificates of public officials, certificates of officers or other representatives of the Company and others, and such other documents, certificates and records as we have deemed necessary or appropriate as a basis for the opinion set forth herein.

In our examination, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as facsimile, electronic, certified, conformed or photostatic copies, and the authenticity of the originals of such copies. In making our examination of executed documents, we have assumed that the parties thereto, other than the Company, had the power, corporate or other, to enter into and perform all obligations thereunder and have also assumed the due authorization by all requisite action, corporate or other, and the execution and delivery by such parties of such documents and the validity and binding effect thereof on such parties. As to any facts material to the opinion expressed herein which we have not independently established or verified, we have relied upon statements and representations of officers and other representatives of the Company and others.

Members of our firm are admitted to the bar in the State of New York, and we do not express any opinion as to the laws of any jurisdiction other than the corporate laws of the State of Delaware, and we do not express any opinion as to the effect of any other laws on the opinion stated herein.

Based upon and subject to the foregoing, we are of the opinion that when (i) the Registration Statement becomes effective under the Act; (ii) the Underwriting Agreement has been duly executed and delivered; (iii) the pricing committee has taken all actions authorized or granted to it by the board of directors; and (iv) certificates representing the Shares in the form of the specimen certificate examined by us have been manually signed by an authorized officer of the transfer agent and registrar for the Common Stock and registered by such transfer agent and registrar, and have been delivered to and paid for by the Underwriters at a price per share not less than the per share par value of the Common Stock as contemplated by the Underwriting Agreement, the issuance and sale of the Shares will have been duly authorized and the Shares will be validly issued, fully paid and nonassessable.

We hereby consent to the filing of this opinion with the Commission as an exhibit to the Registration Statement. We also consent to the reference to our firm under the caption “Legal Matters” in the Registration Statement. In giving this consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission.

Very truly yours,

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Annex II

[DRAFT FORM OF REIT OPINION — SUBJECT TO OPINION COMMITTEE REVIEW AND APPROVAL]

[-], 2009

Western Asset Mortgage Capital Corporation
c/o Western Asset Management Company

385 East Colorado Boulevard

Pasadena, California 91101

Re:                               Certain United States Federal Income Tax Matters

Ladies and Gentlemen:

You have requested our opinion concerning certain United States federal income tax considerations in connection with the offering (the “Offering”) by Western Asset Mortgage Capital Corporation, a Delaware corporation (“WAMCC”), of shares of WAMCC common stock, par value $0.01 per share (“Common Stock”), pursuant to a registration statement on Form S-11/A, filed with the Securities and Exchange Commission (the “Commission”) on [-], 2009 (the “Registration Statement”).  We have acted as tax counsel to WAMCC in connection with the Offering, and have participated in the preparation of the Registration Statement and certain other documents.

In connection with this opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, of the Registration Statement and such other documentation and information provided to us by you as we have deemed necessary or appropriate as a basis for the opinion set forth herein.  In addition, you have provided us with, and we are relying upon, a certificate containing certain factual statements, factual representations and covenants of officers of WAMCC (the “Officers’ Certificate”) relating to, among other things, the actual and proposed operations of WAMCC and the entities in which it holds, or has held, a direct or indirect interest (collectively, the “Company”).  For purposes of our opinion, we have not independently verified all of the facts, statements, representations and covenants set forth in the Officers’ Certificate, the Registration Statement, or in any other document.  In particular, we note that the Company may engage in transactions in connection with which we will not provide legal advice, and will not review, and of which we may be unaware.  Consequently, we have relied on your representation that the facts, statements, representations, and covenants presented in the Officers’ Certificate, the Registration Statement, and other documents, or otherwise furnished to us, accurately and completely describe all material facts relevant to our opinion.  We have assumed that all such facts, statements, representations and covenants are true without regard to any qualification as to knowledge, belief, intent, or materiality.  Our opinion is conditioned on the continuing accuracy and completeness of such facts, statements, representations and covenants.  We are not aware of any facts inconsistent with the statements, representations, and covenants in the Officers’ Certificate.  Any material change or inaccuracy in the facts, statements, representations, and covenants referred to, set forth, or assumed herein or in the Officers’ Certificate may affect our conclusions set forth herein.

In our review of certain documents in connection with our opinion as expressed below, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed, photostatic, or electronic copies, and the authenticity of the originals of such copies.  Where documents have been provided to us in draft form, we have assumed that the final executed versions of such documents will not differ materially from such drafts.

Our opinion is also based on the correctness of the following assumptions: (i) WAMCC and each of the entities comprising the Company has been and will continue to be operated in accordance with the laws of the jurisdictions in which it was formed and in the manner described in the relevant organizational documents, (ii) there will be no changes in the applicable laws of the State of Delaware or of any other jurisdiction under the laws of which any of the entities comprising the Company have been formed, and (iii) each of the written agreements to which the Company is a party has been and will be implemented, construed and enforced in accordance with its terms.

In rendering our opinion, we have considered and relied upon the Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated thereunder (“Regulations”), administrative rulings and other Treasury interpretations of the Code and the Regulations by the courts and the Internal Revenue Service (“IRS”), all as they exist at the date hereof.  It should be noted that the Code, Regulations, judicial decisions, and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect.  A material change that is made after the date hereof in any of the foregoing bases for our opinion could affect our conclusions set forth herein.  In this regard, an opinion of counsel with respect to an issue represents counsel’s best judgment as to the outcome on the merits with respect to such issue, is not binding on the IRS or the courts, and is not a guarantee that the IRS will not assert a contrary position with respect to such issue or that a court will not sustain such a position if asserted by the IRS.

We express no opinion as to the laws of any jurisdiction other than the federal laws of the United States.  We express no opinion on any issue relating to WAMCC or any investment therein, other than as expressly stated herein.

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Based on and subject to the foregoing, we are of the opinion that:

1.             Commencing with WAMCC’s initial taxable year ending on December 31, 2009, WAMCC has been organized in conformity with the requirements for qualification and taxation as a real estate investment trust (a “REIT”) under the Code, and its proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT.  As noted in the Registration Statement, WAMCC’s qualification and taxation as a REIT depend upon its ability to meet, through actual operating results, certain requirements relating to the sources of its income, the nature of its assets, its distribution levels and the diversity of its stock ownership, and various other qualification tests imposed under the Code, the results of which are not reviewed by us.  Accordingly, no assurance can be given that the actual results of WAMCC’s operations for any one taxable year will satisfy the requirements for taxation as a REIT under the Code.

2.             Although the discussion set forth in the Registration Statement under the heading “Material U.S. Federal Income Tax Considerations” does not purport to discuss all possible United States federal income tax consequences of the ownership and disposition of Common Stock, such discussion, though general in nature, constitutes, in all material respects, a fair and accurate summary under current law of the material United States federal income tax consequences of the ownership and disposition of Common Stock of WAMCC, subject to the qualifications set forth therein.  The United States federal income tax consequences of the ownership and disposition of such Common Stock by an investor will depend upon that holder’s particular situation, and we express no opinion as to the completeness of the discussion set forth in “Material U.S. Federal Income Tax Considerations” as applied to any particular holder.

This opinion is furnished to you in connection with the Offering.  We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to Skadden, Arps, Slate, Meagher & Flom LLP under the headings “Risk Factors,” “Material U.S. Federal Income Tax Considerations,” and “Legal Matters” in the Registration Statement.  In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Commission.  This opinion is expressed as of the date hereof, and we are under no obligation to supplement or revise our opinion to reflect any legal developments or factual matters arising subsequent to the date hereof, or the impact of any information, document, certificate, record, statement, representation, covenant, or assumption relied upon herein that becomes incorrect or untrue.

Very truly yours,

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